Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated September 15, 2022

Registration No. 333-254696

$150,000,000

6.25% Fixed-to-Floating Rate Subordinated Notes due 2032

Term Sheet

Issuer:	Valley National Bancorp (the “Company” or “Issuer”)

Security:	6.25% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$150,000,000

Expected Ratings:	BBB by Kroll Bond Rating Agency; BBB- by Standard & Poor’s and BBBH by DBRS

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	September 15, 2022

Settlement Date:	September 20, 2022 (T + 3)

Maturity Date (if not previously redeemed):	September 30, 2032

Coupon:	From and including the Settlement Date to, but excluding, September 30, 2027, or the date of earlier redemption (the “fixed rate period”) 6.25% per annum, payable semiannually in arrears. From and including September 30, 2027 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of Notes — Interest”), plus a spread of 278 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: March 30 and September 30 of each year, commencing on March 30, 2023. The last interest payment date for the fixed rate period will be September 30, 2027.

Floating rate period: March 30, June 30, September 30, and December 30 of each year, commencing on December 30, 2027.

Record Dates:	The fifteenth calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of September 30, 2027, and on any interest payment date thereafter, redeem the Notes, in whole at any time or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to September 30, 2027, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined under “Description of Notes — Redemption” in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of Notes — Redemption” in the prospectus supplement), or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use an amount equal to the net proceeds from this offering to finance or re-finance, in part or in full, new and/or existing social and/or green eligible assets.

Price to Public:	100%

Ranking:	The Notes will be the Company’s general unsecured subordinated obligations and will be:

•  junior in right of payment and upon the Company’s liquidation to any existing and all future Senior Debt (as defined under “Description of Notes” in the prospectus supplement);

•  junior in right of payment and upon the Company’s liquidation to any of its existing and all of its future general creditors;

•  equal in right of payment and upon the Company’s liquidation with any existing and all future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including its 5.125% subordinated debentures due September 27, 2023, its 4.55% subordinated debentures due June 30, 2025, its 5.25% fixed-to-floating rate subordinated notes due June 15, 2030 and its 3.00% fixed-to-floating rate subordinated notes due June 15, 2031;

•  senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures underlying outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to the Notes;

•  effectively subordinated to all of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•  structurally subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Bank and its other current and future subsidiaries, including, without limitation, the Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

As of June 30, 2022, the Company (at the holding company level) had no indebtedness ranking senior to the Notes other than liabilities of approximately $105 million to general creditors. In addition, as of such date, the Company had $640 million in aggregate principal amount of indebtedness (consisting of $125 million in aggregate principal amount of its 5.125% subordinated debentures due September 27, 2023, $100 million in aggregate principal amount of its 4.55% subordinated debentures due June 30, 2025, $115 million in aggregate principal amount of its 5.25% fixed-to-floating rate subordinated notes due June 15, 2030 and $300 million in aggregate principal amount of its 3.00% fixed-to-floating rate subordinated notes due June 15, 2031) ranking equally with the Notes and $60.8 million in aggregate principal amount of indebtedness (consisting of its junior subordinated debentures) ranking junior to the Notes. As of June 30, 2022, the Bank had $43.9 billion in total deposits, $2.2 billion of Federal Home Loan Bank (“FHLB”) advances, $143 million of securities sold under agreements to repurchase, and no federal funds purchased, and the Bank and its other subsidiaries had $1.3 billion of other liabilities, excluding intercompany liabilities, to which the Notes will be structurally subordinated. The FHLB advances are secured by mortgage loan related collateral and the customer repurchase agreements are secured by investment securities.

CUSIP/ISIN:	919794 AG2 / US919794AG29

Book-Running Managers: Co-Manager:	Piper Sandler & Co. and Morgan Stanley & Co. LLC R. Seelaus & Co., LLC

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com or by calling Morgan Stanley & Co. LLC toll free at 866-718-1649.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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